Exhibit 12.1

Home BancShares, Inc.

Computation of Ratios of Earnings to Fixed Charges

	Three Months Ended September 30,		Nine Months Ended September 30,		Year Ended December 31,
Exhibit	2017	2016	2017	2016	2016	2015	2014	2013	2012
(Dollars in thousands)

Fixed Charges and Preferred Dividends
Interest expense	$12,175	$7,321	$32,131	$21,234	$28,986	$20,370	$17,557	$14,013	$19,761
Capital debt expense Trust Preferred	4,969	401	10,203	1,164	1,593	1,354	1,313	518	1,774
Estimated interest in rent	237	200	648	595	784	779	751	515	435
Preferred dividends (E)	—	—	—	—	—	—	—	—	—

Combined fixed charges and preferred dividends (B)	17,381	7,922	42,982	22,993	31,363	22,503	19,621	15,046	21,970
Less: interest on deposits	8,535	4,040	20,831	11,528	15,926	12,971	12,796	9,744	14,989

Combined fixed charges and preferred dvidends excluding interest on deposits (D)	$8,846	$3,882	$22,151	$11,465	$15,437	$9,532	$6,825	$5,302	$6,981

Earnings
Pre-tax income from continuing operations	$22,357	$69,105	$174,966	$204,808	$282,646	$218,491	$177,173	$104,473	$98,451
Fixed charges and preferred dividends	17,381	7,922	42,982	22,993	31,363	22,503	19,621	15,046	21,970

Total earnings (A)	39,738	77,027	217,948	227,801	314,009	240,994	196,794	119,519	120,421
Less: interest on deposits	8,535	4,040	20,831	11,528	15,926	12,971	12,796	9,744	14,989

Total earnings excluding interest on deposits (C)	$31,203	$72,987	$197,117	$216,273	$298,083	$228,023	$183,998	$109,775	$105,432

Ratio of earnings to fixed charges
Ratio, including interest on deposits (A/(B-E))	2.29x	9.72x	5.07x	9.91x	10.01x	10.71x	10.03x	7.94x	5.48x
Ratio, excluding interest on deposits (C/(D-E))	3.53x	18.80x	8.90x	18.86x	19.31x	23.92x	26.96x	20.70x	15.10x

Ratio of earnings to fixed charges & preferred dividends
Ratio, including interest on deposits (A/B)	2.29x	9.72x	5.07x	9.91x	10.01x	10.71x	10.03x	7.94x	5.48x
Ratio, excluding interest on deposits (C/D)	3.53x	18.80x	8.90x	18.86x	19.31x	23.92x	26.96x	20.70x	15.10x